WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

April 14, 2011

John Lucas
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Mega World Food Holding Company
Registration Statement on Form S-1
Amendment No. 3.
File No. 333-171046

Dear Mr. Lucas:

Pursuant to our conversation with the staff yesterday, we propose to add the attached disclosure concerning Mr. Di in the 424 Prospectus for the above registrant to be filed after the registration statement has been declared effective.

The staff suggested we could file this request by correspondence and the staff would give appropriate consideration to the request.  We would hope that this would resolve all outstanding issues on this filing.  We will, however, not file a further request for acceleration until the staff has advised us that they will grant this request and that they have no further comments on the filing.  The date requested in the acceleration request will be 48 hours after the staff so advises us.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Mr. Jian Di through his Consulting Agreement with us brings significant education, knowledge and experience of finance, corporate matters and foreign trade and operations.  Through his work experience, he has become familiar with the management and disposal of financial assets as well as company law and the concept of modern corporate governance structure and has gained extensive practical experience on risk management, assets valuation, assets investment and project management.  He has specialized in analyzing and resolving difficult problems in enterprise operation and development.

From August 2002 to December 2004, he was manager in New Zealand Forward Trade Company. Since 2005, he has been Chief Representative in New Zealand Trade Promotion Association Beijing Office.  His main responsibilities include:

•	Being responsible for coordinating and contacting the economic activity, cooperation and communication among industries and enterprises;

•	Being responsible for the investigation, research and project planning of investment policy and investment environment;

•	Being responsible for the study and assessment of potential invested customers during the period of project start-up;

•	Being responsible for the planning, coordination, program negotiation and implementation of projects financing;

•	Providing guidance and advice for short-term and long-term development strategies.

In addition, since 2007, he has been Manager in the investment department of Beijing Fuyuan Tongsheng Investment Company.  His responsibilities include:

•	Being responsible for the guidance, negotiation and implementation of companies’ strategic planning for investment, merger and acquisition;

•	Helping companies to design development planning, business policy and business forms;

•	Advising concerning requirements of the securities market, timely complete the release work of various annual reports, announcements and other documents;

•	Providing consultation and explanation of capital operation and securities problem for listing companies;

•	Providing recommendations for long-term and short-term development strategies.

He graduated from Beijing Foreign Trade Institute in 1990, the major of Diploma of Trade and Finance program. From July 2000 to June 2002 he attended and graduated from Manucau Technology Institute in New Zealand, with a major of certificate of business.